UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)*

RH
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

Gary Friedman
c/o RH
15 Koch Road, Suite K
Corte Madera, CA 94925
Telephone: (415) 924-1005
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

74967X 103
(CUSIP Number)

March 31, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.74967X 103	Page 2 of 4

(1)	Names of reporting persons Gary G. Friedman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) SC, PF
(5)	Check if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,680,158
	(8)	Shared voting power 0
	(9)	Sole dispositive power 5,680,158
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 5,680,158
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 20.82%
(14)	Type of reporting person (see instructions) IN

CUSIP No.74967X 103	Page 3 of 4

This Amendment No. 3 to Schedule 13D relates to the common stock (the “Common Stock”) of RH (“Issuer”), and amends the initial statement on Schedule 13D filed by the undersigned on February 14, 2018 (as amended on December 12, 2019 and October 21, 2020), as specifically set forth herein.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

Mr. Friedman holds the shares of Common Stock reported in this Schedule 13D for general investment purposes and retains the right to change his investment intent. Mr. Friedman may acquire additional shares of Common Stock for cash or as compensation, may otherwise acquire or dispose of shares of Common Stock in the future, or may engage in discussions with the Issuer concerning investments in the Issuer.

On March 29, 2022, the Issuer announced Mr. Friedman’s intention to sell approximately 1.7 million shares of Common Stock issuable upon exercise of approximately 2.9 million options that would be expiring in connection with the ten-year anniversary of the Issuer’s initial public offering and to use the sale proceeds to fund the option exercise and satisfy the resulting tax obligations.

Mr. Friedman has completed the sale of the shares of Common Stock referenced in such announcement. In particular, Mr. Friedman has (i) exercised all of the options granted to him in connection with the Issuer’s initial public offering, representing an aggregate issuance to him of 2,876,826 shares of Common Stock (the “IPO Options”), and (ii) completed the sale of 1,750,000 shares of Common Stock resulting from the option exercise in order to pay the exercise price for the IPO Options and satisfy the corresponding tax obligations related to the exercise of such IPO Options.

Mr. Friedman has retained ownership of the remaining 1,126,826 shares of Common Stock resulting from his exercise of the IPO Options.

Other than as described herein, Mr. Friedman has no current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Mr. Friedman beneficially owns 5,680,158 shares of Common Stock of the Issuer, representing beneficial ownership of 20.82% of the shares of Common Stock outstanding based upon 24,585,597 shares of Common Stock currently outstanding, consisting of (i) 2,980,158 shares of Common Stock and (ii) 2,700,000 shares subject to options to purchase Common Stock exercisable within 60 days of April 4, 2022.

(b) Mr. Friedman has sole voting and dispositive power with respect to the outstanding shares of Common Stock that he owns.

(c) With respect to transactions in the Issuer’s Common Stock during the sixty (60) days preceding the date of this filing, no transactions in the shares of Common Stock of the Issuer have been effected by Mr. Friedman in the last sixty (60) days except as follows:

Over the time period of March 31, 2022 through April 4, 2022, Mr. Friedman has (i) exercised all of the options granted to him in connection with the Issuer’s initial public offering, representing an aggregate issuance to him of 2,876,826 shares of Common Stock (the “IPO Options”), and (ii) completed the sale of 1,750,000 shares of Common Stock at an average net price per share of $325.173778. The number of shares sold was determined based upon the weighted average sale price per share achieved for the shares in order to provide sufficient funds to (i) pay the exercise price for the IPO Options and (ii) satisfy the corresponding tax obligations related to the exercise of such IPO Options.

The weighted average price per share, exclusive of any fees, commissions or other expenses for the sales made between March 31, 2022 and April 4, 2022 are as set forth below:

Date	Shares Sold	Average Price	Sale Price Range
March 31, 2022	534,306	$326.6960	$323.40 -- $329.575
April 1, 2022	378,481	$321.662	$318.11 -- $327.63
April 4, 2022	837,213	$325.789781	$317.23 -- $330.18

The Reporting Person undertakes to provide RH, any stockholder of RH, or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this Item 5(c) to this Schedule 13D.

CUSIP No. 74967X 103	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2022

/s/ Gary G. Friedman
Gary G. Friedman